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                              March 21, 2023

       Jacob Smith
       Chief Financial Officer
       Black Mountain Acquisition Corp.
       425 Houston Street, Suite 400
       Fort Worth, TX 76102

                                                        Re: Black Mountain
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 14,
2023
                                                            File No. 001-40907

       Dear Jacob Smith:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form PRE 14A filed March 14, 2023

       Risk Factors, page 14

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the consequences of
liquidation to investors, such as the losses of the investment opportunity
 Jacob Smith
Black Mountain Acquisition Corp.
March 21, 2023
Page 2
      in a target company, any price appreciation in the combined company, and the warrants which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776 with any questions.



                                                          Sincerely,
FirstName LastNameJacob Smith
                                                          Division of
Corporation Finance
Comapany NameBlack Mountain Acquisition Corp.
                                                          Office of Real Estate
& Construction
March 21, 2023 Page 2
cc:       Andrew Schulte
FirstName LastName